SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2009

SCAILEX CORPORATION LTD.
(Translation of Registrant's Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934:

Yes ☐ No ☒

On December 31, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translations from Hebrew of which are attached hereto as Exhibit 99.1-99.2 and incorporated herein by reference.

Exhibit 99.1	Immediate Report of a summoning of a General Meeting pursuant to the Companies Law, 5759 – 1999 (the “Companies Law”) and the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein), 5761 – 2001 (“Controlling Shareholder Regulations”)

Exhibit 99.2	"Immediate Report of an Event or Matter Outside of the Corporation's Normal Course of Business"

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

January 2, 2009